FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda intends to rapidly initiate the first global Phase 3 trials of TAK-861, an oral orexin agonist, in narcolepsy type 1 in first half of fiscal year 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 9, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Takeda Intends to Rapidly Initiate the First Global Phase 3 Trials of TAK-861, an Oral Orexin Agonist,
in Narcolepsy Type 1 in First Half of Fiscal Year 2024

•Primary and Key Secondary Endpoints Were Met in Narcolepsy Type 1 Phase 2b Trial

•TAK-861 Was Found to be Generally Safe and Well-Tolerated

•Results Will be Presented at an Upcoming Scientific Congress

OSAKA, Japan, and CAMBRIDGE, Massachusetts, February 8, 2024 – Takeda (TSE:4502/NYSE:TAK) today announced positive topline results from a randomized, double-blind, placebo-controlled, multiple dose Phase 2b trial evaluating TAK-861, an oral orexin receptor 2 (OX2R) agonist, in patients with narcolepsy type 1.

Narcolepsy is a chronic, rare neurological disorder of central hypersomnolence with significant unmet need despite multiple approved therapies. It is currently classified into two different types: narcolepsy type 1 (NT1) caused by significant loss of orexin neurons with resulting lack of orexin, and narcolepsy type 2 (NT2) where orexin levels are generally normal. Stimulating the orexin receptor 2 in NT1 patients targets the underlying pathophysiology of the disease to restore orexin signaling. Two separate Phase 2b studies were conducted in NT1 (NCT05687903) and NT2 (NCT05687916).

The NT1 trial TAK-861-2001 evaluating TAK-861 in 112 patients demonstrated statistically significant and clinically meaningful improvement in objective and subjective measures of wakefulness compared to placebo at week 8 including on the primary endpoint Maintenance of Wakefulness Test (MWT) (p < 0.001). Improvements in key secondary endpoints including Epworth Sleepiness Scale (ESS) and Weekly Cataplexy Rate (WCR) were statistically significant and clinically meaningful, consistent with the primary endpoint. The majority of patients who completed the trial entered a long-term extension study. Based on these results, and in consultation with global health authorities, Takeda plans to initiate global Phase 3 trials of TAK-861 in NT1 rapidly in the first half of its fiscal year 2024.

At this time, Takeda does not plan to advance TAK-861 in NT2. Data are being further analyzed to determine next steps in orexin normal populations. Takeda is progressing multiple orexin agonists in patient populations with normal levels of orexin neuropeptides such as NT2 and other indications where orexin biology is implicated.

TAK-861 was generally safe and well tolerated in both trials. No treatment related serious adverse events were reported. In addition, no cases of hepatotoxicity or visual disturbances were reported in the Phase 2b trials or in the ongoing TAK-861 long-term extension trial.

“We are thrilled to announce these clear and compelling results from the TAK-861 trial in narcolepsy type 1 that allows us to rapidly initiate Phase 3 trials this year as we work to deliver a medicine to patients that could address the underlying pathophysiology of the disease,” said Sarah Sheikh M.Sc., B.M., B.Ch, MRCP, Head, Neuroscience Therapeutic Area Unit and Head, Global Development at Takeda. “Takeda thanks the patients, caregivers and investigators who participated in our orexin agonist trials. We will continue to apply our deep and growing understanding of orexin biology as we work to develop and deliver transformative treatments to people across a range of indications who could benefit from this mechanism.”

Results from both trials will be presented at an upcoming scientific congress.

Results from the Phase 2b trials have no impact on the full year consolidated reported forecast for the fiscal year ending March 31, 2024 (Fiscal Year 2023).

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Media Contacts:
Japanese Media
Yuko Yoneyama
yuko.yoneyama@takeda.com
+81 70-2610-6609

U.S. and International Media
Chris Stamm
chris.stamm@takeda.com
+1 617-374-7726

Important Notice
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Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Medical Information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

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